UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS THIRD QUARTER OF 2015 RESULTS

Seoul, South Korea – November 24, 2015 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2015, prepared in accordance with generally accepted accounting principles in the United States.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2015

Revenues for the third quarter ended September 30, 2015 was KRW 8,671 million (US$ 7,603 thousand), representing a 5.9% decrease from KRW 9,217 million for the second quarter ended June 30, 2015 (“QoQ”) and a 9.2% decrease from KRW 9,545 million for the third quarter ended September 30, 2014 (“YoY”).

Review of Financial Results

Revenues

Royalty and license fee revenues for the third quarter of 2015 were KRW 2,765 million (US$ 2,424 thousand), representing a 0.4% decrease QoQ from KRW 2,777 million and a 14.2% decrease YoY from KRW 3,221 million. The decrease QoQ was primarily due to decreased revenues from Ragnarok Online II in Thailand and Vietnam. The Company recognized deferred revenues due a termination of license agreements in the second quarter of 2015 in such markets, which did not occur in the third quarter. The decrease YoY resulted mainly from decreased revenues from Ragnarok Online in Japan.

Subscription revenues for the third quarter of 2015 were KRW 1,965 million (US$ 1,723 thousand), representing a 2.2% increase QoQ from KRW 1,922 million and a 9.1% decrease YoY from KRW 2,161 million. The increase QoQ was mainly attributable to an increase in revenues from Ragnarok Online in Korea and the United States/Canada. The decrease YoY was largely due to decreased revenues from Ragnarok Online II in Taiwan and the United States/Canada.

Mobile game and application revenues were KRW 3,160 million (US$ 2,771 thousand) for the third quarter of 2015, representing a 14.7% decrease QoQ from KRW 3,703 million and a 4.1% decrease YoY from KRW 3,296 million. The decrease QoQ resulted primarily from decreased revenues from application development and operation service for 3rd parties. The decrease YoY was mainly driven by decreased revenues from Ragnarok: Path of Heroes.

Character merchandising and other revenues were KRW 781 million (US$ 685 thousand) for the third quarter 2015, representing a 4.2% decrease QoQ from KRW 815 million and a 9.9% decrease YoY from KRW 867 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 7,185 million (US$ 6,300 thousand) for the third quarter of 2015, representing a 2.9% decrease QoQ from KRW 7,401 million and a 8.0% decrease YoY from KRW 7,808 million. The decrease QoQ was mostly from decreased outsourcing fee and commission paid. The decrease YoY was mainly attributable to decreased depreciation expenses and outsourcing fee.

Operating expenses were KRW 4,135 million (US$ 3,626 thousand) for the third quarter of 2015, representing a 7.7% decrease QoQ from KRW 4,481 million and a 11.0% decrease YoY from KRW 4,644 million. The decrease QoQ was mainly due to decreased R&D expense and commission paid. The decrease YoY was mostly resulted from decreased advertising expense and salaries.

Loss before income tax expenses and others was KRW 2,148 million (US$ 1,884 thousand) for the third quarter of 2015 compared with loss before income tax expenses and others of KRW 2,434 million for the second quarter of 2015 and loss before income tax expenses and others of KRW 2,676 million for the third quarter of 2014.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 2,460 million (US$ 2,157 thousand) for the third quarter of 2015 compared with a net loss attributable to parent company of KRW 2,763 million for the second quarter of 2015 and a net loss attributable to parent company of KRW 3,035 million for the third quarter of 2014.

The balance of cash and cash equivalents and short-term financial instruments was KRW 38,864 million (US$ 34,076 thousand) as of September 30, 2015.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,140.50 to US$ 1.00, the noon buying rate in effect on October 30, 2015 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 71 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2014 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-14		30-Sep-15
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	28,382	24,886	13,864	12,156
Short-term financial instruments	14,500	12,714	25,000	21,920
Accounts receivable, net	5,159	4,523	4,495	3,941
Other current assets	2,651	2,324	1,868	1,638

Total current assets	50,692	44,447	45,227	39,655

Property and equipment, net	1,213	1,064	912	800
Leasehold and other deposits	937	822	934	819
Intangible assets	9,973	8,744	6,977	6,118
Other non-current assets	281	246	381	333

Total assets	63,096	55,323	54,431	47,725

Liabilities and Equity
Current liabilities:
Accounts payable	2,713	2,379	2,477	2,172
Deferred revenue	5,727	5,021	4,874	4,274
Other current liabilities	1,211	1,062	719	630

Total current liabilities	9,651	8,462	8,070	7,076

Long-term deferred revenue	5,268	4,619	6,296	5,520
Accrued severance benefits	103	90	129	113
Other non-current liabilities	226	198	210	185

Total liabilities	15,248	13,369	14,705	12,894

Common shares	3,474	3,046	3,474	3,046
Additional paid-in capital	75,076	65,827	75,076	65,827
Retained earnings	(31,796)	(27,879)	(39,647)	(34,763)
Accumulated other comprehensive income	1,521	1,334	1,313	1,151

Total parent company shareholders’ equity	48,275	42,328	40,216	35,261

Non-controlling interest	(427)	(374)	(490)	(430)

Total equity	47,848	41,954	39,726	34,831

Total liabilities and equity	63,096	55,323	54,431	47,725

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,140.50 to US$ 1.00, the noon buying rate in effect on October 30, 2015 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for shares and ADS data)

	Three months ended				Nine months ended
	30-Jun-15	30-Sep-14	30-Sep-15		30-Sep-14	30-Sep-15
	(KRW) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	1,922	2,161	1,965	1,723	5,640	5,585	4,897
Online games-royalties and license fees	2,777	3,221	2,765	2,424	10,198	8,054	7,062
Mobile games and applications	3,703	3,296	3,160	2,771	11,733	11,066	9,703
Character merchandising and other revenue	815	867	781	685	2,989	2,252	1,975

Total net revenue	9,217	9,545	8,671	7,603	30,560	26,957	23,637

Cost of revenue	7,401	7,808	7,185	6,300	26,157	22,262	19,520

Gross profit	1,816	1,737	1,486	1,303	4,403	4,695	4,117
Operating expenses:
Selling, general and administrative	3,014	3,366	2,898	2,541	9,823	8,406	7,370
Research and development	1,465	1,278	1,237	1,085	3,068	4,160	3,648
Impairment loss on intangible assets	2	—	—	—	—	2	2

Total operating expenses	4,481	4,644	4,135	3,626	12,891	12,568	11,020

Operating loss	(2,665)	(2,907)	(2,649)	(2,323)	(8,488)	(7,873)	(6,903)

Other income (expenses)
Interest income	181	259	154	135	817	537	471
Interest expense	(1)	(2)	—	—	(9)	(3)	(3)
Foreign currency income (loss), net	51	(26)	347	304	(164)	402	353
Others, net	—	—	—	—	—	—	—

Loss before income tax expenses and equity loss on investments	(2,434)	(2,676)	(2,148)	(1,884)	(7,844)	(6,937)	(6,082)

Income tax expenses	351	371	338	296	1,140	976	856

Loss before equity loss on investments	(2,785)	(3,047)	(2,486)	(2,180)	(8,984)	(7,913)	(6,938)

Equity loss on investments, net	—	—	—	—	—	—	—
Net loss	(2,785)	(3,047)	(2,486)	(2,180)	(8,984)	(7,913)	(6,938)

Net loss attributable to:
Non-controlling interest	(22)	(12)	(26)	(23)	51	(62)	(54)

Parent company	(2,763)	(3,035)	(2,460)	(2,157)	(9,035)	(7,851)	(6,884)

Loss per share
- Basic and diluted	(398)	(437)	(354)	(0.31)	(1,300)	(1,130)	(0.99)

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Loss per ADS(1)
- Basic and diluted	(795)	(874)	(708)	(0.62)	(2,600)	(2,260)	(1.98)

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,140.50 to US$ 1.00, the noon buying rate in effect on October 30, 2015 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 24, 2015